Curry Gold Corp.
Bachstrasse 1
Butschwil 9606
Switzerland

To: Securities and Exchange Commission
VIA EDGAR

June 30, 2010

Re: Curry Gold Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 24, 2010
File No. 333-164222

Dear Mr. Webb:

We have filed on EDGAR Amendment No. 4 to our Form S-1 filed January 6, 2010. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Cover Page

1.  We note your revision in response to our prior comment number 2 and note that you have not yet provided the exact provision of Rule 457 you relied upon in calculating your registration fee. In your next amendment, please revise to provide this information. Refer to the Instruction to Form S-1.

Response:  We have amended our S-1 to include the following footnote paragraph beneath the registration fee table.

(1)           Estimated solely for the purpose of calculating the registration fee required by Section 6(B) of the Securities Act and computed pursuant to Rule 457(o) under the Securities Act. No exchange or over the counter market exists for our common stock. The offering price was determined by the price of the shares that were sold to our shareholders in a private placement memorandum. The price of $0.01 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved

2.  We note your inclusion of a second signature block. In your next amendment, please revise to include also the signatures of the majority of your board of directors and to include the appropriate introductory text to the signature block as provided in the Instructions to Form S-1.

Response:  We have amended our S-1 and have updated the signature section to the changes below.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Zurich, Switzerland on this 30th day of June, 2010.

CURRY GOLD CORP.

BY:	/s/ Soenke Timm
Soenke Timm
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: June 30, 2010

By:      /s/ Soenke Timm
           Soenke Timm
President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Controller and Sole Director of the Board of Directors

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Soenke Timm
Soenke Timm
President